[SMI Advisory Letterhead]

Letter Agreement

December 22, 2006

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Sound Mind Investing Managed Volatility Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary to maintain the Fund’s net expenses, excluding brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at 1.50% of the Fund’s average daily net assets, from the date the Fund commences investment operations through October 31, 2008. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

This letter agreement shall be effective as of the date the Fund commences investment operations.

Very truly yours,

SMI Advisory Services, LLC

By:

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:

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Anthony J. Ghoston, President

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